FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Franklin, Michael G.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Statement for Month/Year

    February, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Vice President - Electronic Manufacturing and Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1  - Common Stock
    Line 2  - Common Stock
    Line 3  - Common Stock
    Line 4  - Common Stock
    Line 5  - Common Stock
    Line 6  - Common Stock
    Line 7  - Common Stock
    Line 8  - Common Stock
    Line 9  - Common Stock
    Line 10 - Common Stock
    Line 11 - Common Stock
    Line 12 - Common Stock
    Line 13 - Common Stock
    Line 14 - Common Stock
    Line 15 - Common Stock
    Line 16 - Common Stock
    Line 17 - Common Stock
    Line 18 - Common Stock
    Line 19 - Common Stock
    Line 20 - Common Stock
    Line 21 - Common Stock
    Line 22 - Common Stock
    Line 23 - Common Stock
    Line 24 - Common Stock
    Line 25 - Common Stock
    Line 26 - Common Stock
    Line 27 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1  - February 17, 2000
    Line 2  - February 17, 2000
    Line 3  - February 17, 2000
    Line 4  - February 17, 2000
    Line 5  - February 17, 2000
    Line 6  - February 17, 2000
    Line 7  - February 17, 2000
    Line 8  - February 17, 2000
    Line 9  - February 17, 2000
    Line 10 - February 18, 2000
    Line 11 - February 18, 2000
    Line 12 - February 18, 2000
    Line 13 - February 18, 2000
    Line 14 - February 22, 2000
    Line 15 - February 22, 2000
    Line 16 - February 22, 2000
    Line 17 - February 22, 2000
    Line 18 - February 22, 2000
    Line 19 - February 22, 2000
    Line 20 - February 23, 2000
    Line 21 - February 24, 2000
    Line 22 - February 24, 2000
    Line 23 - February 24, 2000
    Line 24 - February 25, 2000
    Line 25 - February 25, 2000
    Line 26 - February 25, 2000
    Line 27 - February 10, 2000

3.  Transaction Code (Instr. 8)

    Line 1  - Code:  S
    Line 2  - Code:  S
    Line 3  - Code:  S
    Line 4  - Code:  S
    Line 5  - Code:  S
    Line 6  - Code:  S
    Line 7  - Code:  S
    Line 8  - Code:  S
    Line 9  - Code:  S
    Line 10 - Code:  S
    Line 11 - Code:  S
    Line 12 - Code:  S
    Line 13 - Code:  S
    Line 14 - Code:  S
    Line 15 - Code:  S
    Line 16 - Code:  S
    Line 17 - Code:  S
    Line 18 - Code:  S
    Line 19 - Code:  S
    Line 20 - Code:  S
    Line 21 - Code:  S
    Line 22 - Code:  S
    Line 23 - Code:  S
    Line 24 - Code:  S
    Line 25 - Code:  S
    Line 26 - Code:  S
    Line 27 - Code:  J

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1 - Amount: 1,000 Shares;(A)or(D):Disposed;Price:$9.19 Per Share Line 2 - Amount: 2,000 Shares;(A)or(D):Disposed;Price:$9.25 Per Share Line 3 - Amount: 2,000 Shares;(A)or(D):Disposed;Price:$9.31 Per Share Line 4 - Amount: 3,500 Shares;(A)or(D):Disposed;Price:$9.38 Per Share Line 5 - Amount: 500 Shares;(A)or(D):Disposed;Price:$9.44 Per Share Line 6 - Amount: 2,000 Shares;(A)or(D):Disposed;Price:$9.50 Per Share Line 7 - Amount: 3,000 Shares;(A)or(D):Disposed;Price:$9.63 Per Share Line 8 - Amount: 3,100 Shares;(A)or(D):Disposed;Price:$9.75 Per Share Line 9 - Amount: 2,000 Shares;(A)or(D):Disposed;Price:$9.88 Per Share Line 10- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$9.88 Per Share Line 11- Amount: 3,000 Shares;(A)or(D):Disposed;Price:$9.75 Per Share Line 12- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$9.63 Per Share Line 13- Amount: 2,000 Shares;(A)or(D):Disposed;Price:$9.50 Per Share Line 14- Amount: 2,700 Shares;(A)or(D):Disposed;Price:$9.25 Per Share Line 15- Amount: 2,500 Shares;(A)or(D):Disposed;Price:$9.06 Per Share Line 16- Amount: 2,225 Shares;(A)or(D):Disposed;Price:$9.00 Per Share Line 17- Amount: 800 Shares;(A)or(D):Disposed;Price:$9.13 Per Share Line 18- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$8.94 Per Share Line 19- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$8.88 Per Share Line 20- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$8.38 Per Share Line 21- Amount: 3,000 Shares;(A)or(D):Disposed;Price:$8.00 Per Share Line 22- Amount: 1,000 Shares;(A)or(D):Disposed;Price:$8.25 Per Share Line 23- Amount: 5,000 Shares;(A)or(D):Disposed;Price:$8.06 Per Share Line 24- Amount: 2,700 Shares;(A)or(D):Disposed;Price:$8.50 Per Share Line 25- Amount: 700 Shares;(A)or(D):Disposed;Price:$8.38 Per Share Line 26- Amount: 2,700 Shares;(A)or(D):Disposed;Price:$8.44 Per Share Line 27- Amount:10,675 Shares;(A)or(D):Disposed;Price:$8.50 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

    11,900 Shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $8.75 Per Share
    Line 2 - $8.75 Per Share
    Line 3 - $8.75 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - February 8, 2000
    Line 2 - February 8, 2000
    Line 3 - February 8, 2000

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  A
    Line 2 - Code:  A
    Line 3 - Code:  A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

Line 1 - Granted Call Option on 26,189 Shares of Common Stock
Line 2 - Granted Call Option on 26,189 Shares of Common Stock
Line 3 - Granted Call Option on 26,190 Shares of Common Stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  February 8, 2001
    Line 1 - Expiration Date:   February 7, 2010
    Line 2 - Date Exercisable:  February 8, 2002
    Line 2 - Expiration Date:   February 7, 2010
    Line 3 - Date Exercisable:  February 8, 2003
    Line 3 - Expiration Date:   February 7, 2010

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  26,189 Shares
    Line 2 - Title:  Common Stock; Amount:  26,189 Shares
    Line 3 - Title:  Common Stock; Amount:  26,190 Shares

8.  Price of Derivative Security (Instr. 5)

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    Call Options on 253,278 Shares


10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Call Options on  240,992 Shares Directly
    Call Options on   12,286 Shares Indirectly

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Call options as to 12,286 shares of common stock are held by Debbie Franklin, wife of Mr. Franklin.

Explanation of Responses: Code J - represents the return of common shares held in escrow to the Company in satisfaction of post-acquisition liabilities under the purchase agreement between Unique Mobility, Inc., Franklin Manufacturing Company and Michael Franklin.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Michael G. Franklin                              March 10,2000
**Signature of Reporting Person                         Date